Aur RESOURCES INC.
1 Adelaide Street East
Suite 2501
Toronto, Ontario M5C 2V9
Tel (416) 362-2614
Fax (416) 367-0427

04046752

November 2, 2004

BY COURIER

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC
U.S.A., 20549

SEC MAIL PROCESSING
RECEIVED
NOV 04 2004
WASH. D.C. 179 SECTION

Attn: International Filing & Reporting Companies

Dear Sirs,

Please find enclosed a copy of the 2004 Third Quarter Report to Shareholders to be filed under our exemption number 82-4624.

If you have any questions, please give me a call.

SUPPL

Yours truly,

AUR RESOURCES INC.

Kathy Noble

Kathy Noble
Assistant Secretary

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Encl.

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dw 12/21

EXEMPTION # 82 - 4624

RESOURCES INC.

REPORT TO SHAREHOLDERS – THIRD QUARTER 2004

AUR RESOURCES INC. REPORTS CASH FLOW FROM OPERATING ACTIVITIES OF $31.6 MILLION AND NET EARNINGS OF $20.7 MILLION IN THE THIRD QUARTER OF 2004 AND DECLARES A DIVIDEND OF CDN$0.10 PER SHARE

(All dollar amounts unless otherwise stated are expressed in United States currency)

Highlights for the Third Quarter

- Net earnings were $20.7 million or $0.22 (CDN$0.29) per share compared to $3.1 million or $0.03 per share in the third quarter of 2003.
- Cash flow from operating activities was $31.6 million in the third quarter compared with $11.2 million in the third quarter of 2003.
- Cash and working capital increased to $160.5 million and $187.2 million as at September 30, 2004.
- Aur's cash per share increased to CDN$2.14 as at September 30, 2004.
- Aur's share of copper production from the Louvicourt, Andacollo and Quebrada Blanca mines was 54.7 million pounds in the third quarter compared to 58.7 million pounds in the third quarter of 2003.
- Aur realized $1.38 per pound of copper sold in the third quarter of 2004.
- Aur declares a dividend of CDN$0.10 per share payable on January 1, 2005 to shareholders of record on December 1, 2004 and establishes an ongoing dividend policy.

Financial Results Overview

Operating revenues were $80.1 million in the third quarter of 2004, being approximately 58% higher than the $50.7 million for the same period in 2003. Net earnings were $20.7 million, equal to $0.22 per share for the quarter, compared to net earnings of $3.1 million or $0.03 per share for the same quarter last year. Cash flow from operating activities was $31.6 million, equal to $0.34 (CDN$0.44) per share, compared to $11.2 million or $0.12 per share in the third quarter of 2003. Aur's cash position at September 30, 2004 increased by $26.5 million to $160.5 million from June

30, 2004, and working capital increased by $32.3 million to $187.2 million. Aur's cash exceeded its $125 million senior note debt by $35.5 million at September 30, 2004.

Operating revenues for the nine month period ending September 30, 2004 were $239.0 million, approximately 55% higher than the $154.2 million for the same period in 2003. Net earnings were $63.4 million, equal to $0.67 (CDN$0.89) per share for the period, compared to $4.1 million or $0.04 per share, in 2003. Cash flow from operating activities was $106.2 million, equal to $1.13 (CDN$1.50) per share for the nine months ended September 30, 2004, compared to $38.5 million or $0.41 per share in 2003. Aur's cash position at September 30, 2004 increased by approximately 113%, or $85.2 million, from December 31, 2003, and working capital increased by $89.0 million.

Aur realized an average price of $1.38 per pound and $1.34 per pound of copper sold in the third quarter and year to date, respectively, compared to the LME average price for the quarter of $1.29 per pound and $1.27 per pound for the year to date. In 2003, Aur realized an average price of $0.82 and $0.80 per pound of copper sold in the third quarter and for the nine month period, respectively.

The following table presents a summary of and changes between Aur's Consolidated Statements of Operations for the periods ended September 30, 2004 and 2003.

	Three months ended			Nine months ended		
	2004	2003	Change	**2004**	2003	Change
	$000's	$000's	$000's	**$000's**	$000's	$000's
Mining revenues	**80,139**	50,507	29,632	**238,996**	150,663	88,333
Hedging revenues	**-**	145	(145)	**-**	3,505	(3,505)
Operating revenues	**80,139**	50,652	29,487	**238,996**	154,168	84,828
Mining expenses	**(37,030)**	(31,226)	(5,804)	**(105,585)**	(95,548)	(10,037)
Depreciation & amortization	**(8,600)**	(9,052)	452	**(27,815)**	(29,828)	2,013
Mine closure & restoration	**(785)**	(724)	(61)	**(1,842)**	(2,012)	170
Non-controlling interests	**(3,875)**	(803)	(3,072)	**(12,109)**	(1,797)	(10,312)
Operating earnings	**29,849**	8,847	21,002	**91,645**	24,983	66,662
Business development	**(641)**	(565)	(76)	**(2,904)**	(2,248)	(656)
Administration	**(1,658)**	(1,553)	(105)	**(4,888)**	(4,098)	(790)
Interest on long-term debt	**(2,110)**	(2,039)	(71)	**(6,352)**	(5,476)	(876)
Financing costs written-off	**-**	-	-	**-**	(4,279)	4,279
Stock-based compensation	**(96)**	(67)	(29)	**(283)**	(226)	(57)
Taxes	**(4,670)**	(1,466)	(3,204)	**(14,319)**	(3,478)	(10,841)
Other	**55**	(101)	156	**498**	(1,119)	1,617
Net earnings	**20,729**	3,056	17,673	**63,397**	4,059	59,338
Basic earnings per share	**0.22**	0.03	0.19	**0.67**	0.08	0.59

Metal Production and Sales

Aur's share of metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the third quarter of 2004 was 54.7 million pounds of copper, 3.9 million pounds of zinc, 43,000 ounces of silver and 1,400 ounces of gold, compared to 58.7 million pounds of copper, 4.3 million pounds of zinc, 60,000 ounces of silver and 1,200 ounces of gold in the third quarter of 2003. Copper production was

4.0 million pounds lower in the third quarter of 2004 than in 2003 due to lower than planned production at the Quebrada Blanca Mine. Minesite revenues were $80.1 million in the third quarter of 2004, compared to $50.5 million for the same period in 2003. Operating revenues were $29.5 million higher than in the third quarter of 2003, primarily due to a $0.56 per pound higher realized copper price. The lower copper sales resulted in $2.4 million less revenue while the higher copper price generated $31.8 million more revenue in the third quarter of 2004 compared to 2003. Cathode copper inventory was reduced by 1.7 million pounds to 3.5 million pounds at September 30, 2004. Copper sales were 2.9 million pounds lower in the third quarter of 2004 compared to the third quarter of 2003 due to lower production at Quebrada Blanca offset in part by higher production at both Louvicourt and Andacollo. Operating revenues in the third quarter were $10.1 million higher than in the second quarter of 2004 as a result of higher copper prices. Copper sales were 3.5 million pounds higher in the third quarter compared to the second quarter of 2004 due to reductions in copper inventories. In the third quarter, the 3.5 million pounds more copper sold and the $0.11 per pound higher realized copper prices resulted in $4.4 million and $6.0 million more revenue, respectively, than in the second quarter of this year.

Minesite cash operating costs were $37.0 million in the third quarter of 2004, compared to $31.2 million in 2003. Aur's cash operating cost per pound of copper sold was $0.61 for the quarter, $0.12 per pound higher than in the third quarter of 2003. Mining costs were $5.8 million higher in the third quarter of 2004 compared to 2003 and resulted from $7.3 million of additional costs partially offset by $1.5 million of lower mining expenses resulting from lower copper sales, both principally at Quebrada Blanca. The higher costs resulted from the one-time payment of workforce bonuses related to the execution of the new collective agreements in June at Quebrada Blanca and Andacollo of $1.7 million (approximately $0.03 per pound of copper sold), significantly higher energy, acid and ocean freight costs related to the strong global economic activity and the negative impact of the strong Chilean peso versus the United States dollar.

Aur's metal production from the Louvicourt, Andacollo and Quebrada Blanca mines in the nine months ended September 30, 2004 was 172.7 million pounds of copper, 10.4 million pounds of zinc, 142,000 ounces of silver and 4,900 ounces of gold, compared to 182.9 million pounds of copper, 10.4 million pounds of zinc, 170,000 ounces of silver and 4,600 ounces of gold in the nine months ended September 30, 2003. The 10.3 million pounds lower copper production in 2004 compared to the same period in 2003 was principally due to the planned lower production at Louvicourt and lower production at Quebrada Blanca. Minesite revenues were up approximately 59% to $239.0 million for the year-to-date, compared to $150.7 million in 2003. Operating revenues for the year to date were $84.8 million higher than in 2003 primarily due to a $0.58 per pound higher realized copper price and $1.4 million of additional by-product credits. Lower copper sales, due to lower production, resulted in $9.4 million less revenue, while the higher copper price generated $96.3 million more revenue in 2004, compared to 2003.

Minesite cash operating costs were $105.6 million to September 30, 2004, compared to $95.5 million for the first three quarters of 2003. Aur's cash operating cost per pound of copper sold was $0.57 for the year to date, compared to $0.48 in 2003. Mining costs were $10.0 million higher in the first three quarters of 2004 compared to 2003 and resulted from $16.2 million of additional costs partially offset by $6.2 million of lower mining expenses resulting from the 12.0 million fewer pounds of copper sold, both principally at Quebrada Blanca. Aur's 2004 copper production is forecast to be approximately 234.0 million pounds and cash operating costs are forecast to be $0.57 per pound of copper sold.

Aur RESOURCES INC.

The following table presents the calculation of cash operating costs per pound of copper sold for the three months ended September 30, 2004 and 2003.

	2004		2003	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**37,030**	**0.66**	31,226	0.53
By-product credits				
Zinc	**(1,677)**	**(0.03)**	(1,679)	(0.03)
Silver	**(293)**	**(0.01)**	(304)	(0.00)
Gold	**(590)**	**(0.01)**	(403)	(0.01)
Cash operating costs	**34,470**	**0.61**	28,840	0.49
Copper sold (000's lbs.)	**56,344**		59,251	

The following table presents the calculation of cash operating costs per pound of copper sold for the nine months ended September 30, 2004 and 2003.

	2004		2003	
	$000's	**$/lb.**	$000's	$/lb.
Mining expenses	**105,585**	**0.61**	95,548	0.51
By-product credits				
Zinc	**(4,748)**	**(0.03)**	(3,809)	(0.02)
Silver	**(912)**	**(0.00)**	(799)	0.00
Gold	**(1,963)**	**(0.01)**	(1,631)	(0.01)
Cash operating costs	**97,962**	**0.57**	89,309	0.48
Copper sold (000's lbs.)	**172,644**		184,632	

The following table presents a summary of and changes between mine operating earnings [(1)] for the periods ended September 30, 2004 and 2003.

	Three months ended			Nine months ended		
	2004	2003	Change	**2004**	2003	Change
	$000's	$000's	$000's	**$000's**	$000's	$000's
Louvicourt	**4,697**	1,867	2,830	**14,946**	6,581	8,365
Andacollo	**8,948**	3,028	5,920	**27,288**	9,203	18,085
Quebrada Blanca	**29,464**	14,386	15,078	**91,177**	39,331	51,846
	43,109	19,281	23,828	**133,411**	55,115	78,296

(1) Mine operating earnings equals mining operating revenues less mining operating expenses.

Cash flow from mine operating activities was $37.4 million in the third quarter of 2004 and $121.6 million for the year to date, compared to $17.1 million and $47.2 million, respectively, for the same periods last year.

Aur RESOURCES INC.

Louvicourt Mine

The Louvicourt Mine produced 16.1 million pounds of copper and 13.1 million pounds of zinc from 308,116 tonnes of ore milled during the third quarter of 2004, compared to 15.7 million pounds of copper and 14.5 million pounds of zinc from 283,675 tonnes of ore milled in 2003. Mill throughput and copper production were 24,441 tonnes higher and 0.3 million pounds higher, respectively, than in the third quarter of last year, while zinc production was 1.4 million pounds lower. Copper production was 0.7 million pounds higher and zinc production was 0.6 million pounds lower than budgeted for the third quarter, principally due to mine stope sequencing.

Aur's share of Louvicourt's revenues was $9.2 million in the third quarter of 2004, compared to $6.3 million in 2003. The higher revenue was principally due to higher metal prices and higher copper production and sales. Cash operating costs were $0.03 per pound lower than in the corresponding period in 2003 principally due to lower operating and smelting and refining costs. Cash operating costs of $0.41 per pound of copper sold for the quarter, net of by-product credits, were lower than budgeted due to higher than budgeted by-product credits, higher copper production and lower smelting and refining costs. Mine site operating costs were $2.77 per tonne under budget at $27.15 per tonne milled, and were $1.55 per tonne lower than the $28.70 per tonne milled in 2003. Aur's cash flow from Louvicourt's operating activities was $4.8 million in the third quarter of 2004, compared to $1.9 million in 2003. There were no expenditures on property, plant and equipment in either the third quarter of this year or last year.

Louvicourt produced 53.5 million pounds of copper and 34.6 million pounds of zinc from 910,935 tonnes of ore milled during the nine months ended September 30, 2004, compared to 65.1 million pounds of copper and 34.5 million pounds of zinc from 967,821 tonnes of ore milled during the nine months ended September 30, 2003. Mill throughput was, as planned, 56,886 tonnes lower and copper production was 11.6 million pounds lower, while zinc production was essentially the same as last year. Copper and zinc production for the year to date were 4.6 million pounds and 3.1 million pounds, respectively, higher than budgeted due to higher tonnes milled.

Aur's share of Louvicourt's revenues was $29.2 million for the nine months ended September 30, 2004, compared to $21.4 million in 2003. The higher revenue was principally due to higher metal prices, somewhat offset by lower copper sales volume. Cash operating costs were $0.02 per pound lower than in the corresponding period in 2003 due to higher by-product credits and lower operating costs. Cash operating costs of $0.42 per pound of copper sold for the year to date, net of by-product credits, were $0.14 per pound lower than budgeted principally due to higher than budgeted copper production and by-product credits, along with lower smelting and refining costs. Mine site operating costs were under budget at $29.15 per tonne milled, and were $0.64 per tonne higher compared to $28.51 per tonne milled in 2003. Aur's cash flow from operating activities was $11.6 million in the first three quarters of 2004, compared to $7.7 million in 2003. There were no expenditures on property, plant and equipment for the year-to-date in either 2004 or 2003.

The Louvicourt Mine had an excellent performance in the third quarter of 2004. Aur's share of copper production for 2004 is forecast to be 20.5 million pounds at a cash operating cost, net of by-product credits, of $0.43 per pound of copper sold. The Louvicourt mine is expected to close in the third quarter of 2005. Aur holds a 30% interest in and is the operator of the Louvicourt Mine.

2501 - 1 Adelaide Street East, Toronto, Ontario, M5C 2V9
Tel: 416-362-2614; Fax: 416-367-0427; www.aurresources.com

AUR RESOURCES INC.

Andacollo Mine

The Andacollo Mine produced 10.5 million pounds of high quality LME Grade A cathode copper during the third quarter of 2004, 0.3 million pounds more than in the second quarter of 2004 and 0.8 million more than the third quarter of 2003. Production was 1.3 million pounds lower than budgeted due to wet weather conditions which restricted mine production and the impact of the 13 day labour strike in June on the normal leaching cycle. A total of 3.8 million tonnes of rock, of which 0.7 million tonnes was ore, was mined at a strip ratio of 4.7:1. A total of 4.1 million tonnes of rock, of which 0.8 million tonnes was ore, was mined at a strip ratio of 4.1:1 in the third quarter of 2003.

Andacollo's revenues of $15.2 million, generated from the sale of 11.0 million pounds of copper in the third quarter of 2004, were $7.4 million higher than the revenues of $7.9 million in 2003 as a result of higher copper prices and sales. Revenues were $2.6 million higher than budget as a result of higher copper prices partially offset by 0.8 million fewer pounds of copper sold. Cash operating costs were on budget at $6.3 million and were $1.5 million higher than in 2003. The cash operating costs in the third quarter of 2004 were $0.57 per pound of copper sold, $0.03 per pound higher than budgeted and $0.07 per pound higher than the $0.50 per pound for the same period in 2003. Cash operating costs per pound of copper sold were higher due to a combination of a one-time $0.2 million (approximately $0.02 per pound of copper sold) bonus payment to unionized employees upon signing the new four year collective agreement, the impact of higher energy, acid and ocean freight costs as well as the impact of the strong Chilean peso versus the United States dollar. Cash flow from operating activities was $8.0 million in the third quarter of 2004, compared to $2.2 million in 2003. Expenditures on property, plant and equipment were $0.6 million in the third quarter compared to $0.4 million in 2003.

Andacollo produced 33.4 million pounds of high quality LME Grade A cathode copper during the nine months ended September 30, 2004, 2.3 million pounds less than budgeted and 1.3 million pounds less than in 2003. A total of 11.4 million tonnes of rock, of which 2.4 million tonnes was ore, was mined at a strip ratio of 3.8:1. A total of 12.3 million tonnes of rock, of which 2.7 million tonnes was ore, was mined at a strip ratio of 3.6:1 in 2003.

Andacollo's revenues of $44.7 million, generated from the sale of 33.1 million pounds of copper in the nine months ended September 30, 2004, were $17.0 million higher than the revenues of $27.7 million in 2003 and $6.2 million higher than budgeted, primarily as a result of higher copper prices. Cash operating costs were $17.4 million, $2.3 million lower than budgeted as a result of fewer pounds of copper sold and cost efficiencies throughout the mine in the first three quarters of 2004. Cash operating costs were also $1.1 million less than in 2003. The cash operating costs for the year to date were $0.53 per pound of copper sold, $0.02 per pound better than budget, due to cost efficiencies throughout the mine, and $0.01 per pound higher than the $0.52 per pound in 2003. Cash flow from operating activities was $24.4 million, compared to $9.6 million for the same nine month period in 2003. Expenditures on property, plant and equipment were $2.5 million for the year-to-date, compared to $1.3 million in 2003, as the heap leach pad expansion was completed in the first quarter of 2004.

The Andacollo Mine continues to produce very high quality cathode copper and maintain a high standard of operating performance. Andacollo's copper production for 2004 is forecast to be approximately 45.5 million pounds at a cash operating cost of $0.55 per pound of copper sold.

AUR RESOURCES INC.

Quebrada Blanca Mine

The Quebrada Blanca Mine produced 39.4 million pounds of LME Grade A cathode copper in the third quarter of 2004, 2.0 million pounds less than budgeted, compared to 40.7 million pounds in the second quarter of 2004 and 44.4 million pounds in 2003. A total of 9.0 million tonnes of rock, of which 1.9 million tonnes was heap leach ore and 2.7 million tonnes was dump leach ore, was mined at a strip ratio of 1.0:1 in the third quarter of 2004, compared to 9.5 million tonnes of rock, of which 1.8 million tonnes was heap leach ore and 1.9 million tonnes was dump leach ore, and a strip ratio of 1.5:1 for the third quarter of last year. Unusually harsh winter weather conditions continued throughout most of the third quarter which restricted crusher throughput and therefore reduced ore tonnage stacked for leaching and was the principal reason for the lower copper production in the third quarter.

Quebrada Blanca's revenues, generated from the sale of 40.5 million pounds of copper, were $55.7 million in the third quarter of 2004, compared to $36.3 million generated from the sale of 44.8 million pounds of copper in 2003. The $19.3 million increase in revenue is due to higher realized copper prices somewhat offset by lower copper sales. Operating revenues were $11.1 million higher than budget, principally due to realized copper prices being $0.30 per pound higher than budget, partially offset by 0.9 million fewer pounds of copper sold. Cash operating costs were $4.4 million higher than budgeted at $26.2 million, and were $4.2 million higher than in 2003. Cash operating costs were $0.65 per pound of copper sold, $0.07 per pound higher than in the second quarter of 2004 and $0.16 per pound higher than last year. The costs were higher due to a combination of a one-time $1.5 million (approximately $0.04 per pound of copper sold) bonus payment to unionized employees upon signing the new four-year collective agreement, lower copper production and sales, fluctuations in the copper in-process inventories on the leach pads, higher energy and acid costs and the negative impact of a strong Chilean peso versus the United States dollar. Cash flow from operating activities was $24.6 million in the third quarter of 2004 compared to $13.0 million in 2003. Expenditures on property, plant and equipment were $0.4 million in the third quarter of 2004, compared to $0.4 million in 2003.

Quebrada Blanca produced 123.2 million pounds of LME Grade A copper in the nine months ended September 30, 2004, 6.0 million pounds less than budgeted, compared to 128.8 million pounds in 2003. A total of 25.6 million tonnes of rock, of which 5.3 million tonnes was heap leach ore and 5.7 million tonnes was dump leach ore, was mined at a strip ratio of 1.3:1 in 2004. A total of 25.9 million tonnes of rock, of which 5.4 million tonnes was heap leach ore and 4.4 million tonnes was dump leach ore, was mined at a strip ratio of 1.6:1 in 2003.

Quebrada Blanca's revenues, generated from the sale of 123.5 million pounds of copper, were $165.1 million for the nine months ended September 30, 2004, compared to $101.6 million generated from the sale of 129.7 million pounds of copper in 2003. The $63.5 million increase is due to higher realized copper prices somewhat offset by lower copper sales. Operating revenues were $25.8 million higher than budget, principally due to realized copper prices being $0.26 per pound higher than budget, partially offset by 5.8 million fewer pounds of copper being sold. Cash operating costs were $8.1 million higher than budgeted at $73.9 million, $11.7 million higher than in 2003. Cash operating costs were $0.60 per pound of copper sold, $0.12 per pound higher than last year. The higher costs were for the reasons mentioned above. Cash flow from operating activities for the year to date 2004 was $85.6 million, compared to $29.9 million in 2003. Expenditures on property, plant and equipment were $1.1 million for the year to date 2004, compared to $1.1 million in 2003.

In 2004, Quebrada Blanca's copper production is forecast to be approximately 168.0 million pounds at a cash operating cost of $0.59 per pound of copper sold. Expenditures on property, plant and equipment are expected to total $1.7 million, as budgeted, in 2004.

Aur RESOURCES INC.

Other Financial Information

Dividend

Aur's board of directors has determined that Aur will pay to shareholders yearly dividends of CDN$0.10 per share beginning in 2004. The dividend of CDN$0.10 per share for 2004 will be paid on January 1, 2005 to shareholders of record at December 1, 2004. In future years, it is anticipated that a dividend of CDN$0.05 per share will be paid to shareholders of record on each of June 1 and December 1.

This dividend policy was established as Aur's financial strength permits the payment of regular dividends while still being able to meet its future financing needs to achieve its growth objectives, including the development of currently owned mining projects, from current cash resources, expected continued operating cash flow and available borrowing capacity.

Business development

Aur's decision to proceed with the construction of the Duck Pond Mine in central Newfoundland awaits receiving a commitment from the Government of Newfoundland and Labrador to provide financial support for surface infrastructure. A decision regarding this Government's commitment is expected by mid-November 2004.

Business development expenses were lower than budgeted at $0.6 million and $2.9 million in the third quarter and year-to-date 2004, respectively, compared to $0.6 million and $2.2 million, respectively, in 2003. Costs incurred for the cancelled merger with Inmet Mining Corporation of approximately $0.5 million were included in the business development expenses in the second quarter of 2004. The evaluation of new acquisition opportunities in North, Central and South America continues. Business development expenses are expected to be as budgeted at $5.4 million for the year.

Administration

Administration expenses were as budgeted at $1.7 million and $4.9 million in the third quarter and year-to-date 2004, respectively, compared to $1.6 million and $4.1 million, respectively, in 2003. Administration expenses are expected to be as budgeted at $6.0 million for the year.

Depreciation and amortization

Depreciation and amortization expenses were lower than budgeted at $8.6 million and $27.8 million in the third quarter and year-to-date 2004, respectively, compared to $9.0 million and $29.8 million, respectively, in 2003. Depreciation and amortization expenses are expected to be essentially as budgeted at $39 million for the year.

Mine closure and site restoration

Non-cash mine closure and site-restoration expenses were as budgeted at $0.8 million and $1.8 million in the third quarter and year-to-date 2004, respectively, compared to $0.7 million and $2.0 million, respectively, in 2003. Non-cash mine closure and site restoration costs are expected to be as budgeted at $2.2 million for the year.

Interest on long-term debt

Interest expense on Aur's long-term debt was as budgeted at $2.1 million and $6.4 million in the third quarter and year-to-date 2004, respectively, compared to $2.0 million and $5.5 million, respectively, in 2003. The principal reason for the higher interest expense this year compared to 2003 is that the 6.75% fixed interest rate on the $125.0 million senior notes issued on March 10, 2003, is higher than the lower Libor denominated floating interest rates on Aur's previous bank loan, which was repaid on March 10, 2003. Interest expense is expected to be as budgeted at $8.4 million for the year.

Bank financing costs written-off

On March 10, 2003, Aur issued $125.0 million of 6.75% senior notes. The net proceeds were used primarily to fully repay the balance of Aur's bank loan. A one-time, non-cash charge to earnings of $4.3 million, being the unamortized balance of the previously capitalized financing costs associated with obtaining the bank loan, was recorded in the first quarter of 2003.

Stock-based compensation

Stock-based compensation expense was $0.1 million and $0.3 million in the third quarter and year to date 2004, respectively, the same as in 2003. Based upon options granted during the period January 1, 2003 to September 30, 2004, stock-based compensation expense for the year would total $0.4 million.

Other expenses (revenues)

Other expenses (revenues) resulted in a net revenue of $0.1 million and $0.5 million in the third quarter and year to date 2004, respectively, compared to a net expense of $0.1 million and $1.1 million in 2003. Net revenues in 2004 were primarily due to proceeds from property option payments resulting from the optioning of certain of Aur's Val d'Or properties in 2003 and favourable foreign exchange gains at Aur's Chilean mining operations. Other expenses (revenues) are expected to be approximately $1.1 million better than the $0.6 million net expense originally budgeted for the year.

Provision for income and resource taxes

Provision for taxes was $0.8 million higher than budget at $4.7 million in the third quarter of 2004 and was $2.9 million higher than budget at $14.3 million for the year to date, compared to $1.5 million and $3.5 million, respectively, in 2003. Year to date cash taxes, primarily related to Quebec mining duties on Aur's share of Louvicourt's income, totalled $2.6 million while non-cash future taxes totalled $11.7 million. Cash taxes in 2003 totalled $0.7 million. The higher tax expense in 2004 is as a result of higher earnings. As a result of higher than expected copper prices, the provision for taxes is expected to be $7.0 million higher than budgeted at $8.5 million for cash taxes and $15.0 million for future taxes in 2004.

Non-controlling interests

Non-controlling interests expense, related to Aur's partners' interests in the Andacollo and Quebrada Blanca mines, was $1.6 million and $4.8 million, respectively, higher than budget at $3.9 million and $12.1 million, respectively, in the third quarter and year to date 2004. Non-controlling interests expense was $0.8 million and $1.8 million, respectively, in 2003. Cash payments to non-controlling interests totalled $2.3 million and $10.3 million, respectively, in the third quarter and year to date 2004, compared to $nil in 2003. Due to preferential rights to cash flows related to shareholder debt obligations of Andacollo, Aur has the right to receive, as at September 30, 2004, 70% of the first $22.1 million, plus

interest, of Andacollo's net cash flow and 63% of all cash distributions thereafter. Due to preferential rights to cash flows related to shareholder debt obligations of Quebrada Blanca, Aur has the right to receive, as at September 30, 2004, $69.5 million (plus interest on $35.5 million) of the first $73.3 million of Quebrada Blanca's net cash flow and 76.5% of all cash distributions thereafter. No expenses for net profits interests for these mines are expected in 2004 as the debt owed to the shareholders is not expected to be fully repaid by the end of 2004; however, at current copper prices, it is expected that net profits interests expenses will commence in early 2005 at Quebrada Blanca and in the fourth quarter of 2005 at Andacollo. Non-controlling interests expense and related cash payments are expected to be $9.5 million higher than budgeted at $19.3 million for the year as a result of higher revenues due to higher forecast copper prices for the year than was originally budgeted.

Working capital

Working capital increased $32.2 million and $89.0 million during the third quarter and year to date 2004, to $187.2 million at September 30, 2004, primarily due to increased cash resources resulting from operating activities.

The final $2.3 million annual payment to a Chilean government entity in satisfaction of the purchase of Quebrada Blanca was made on June 30, 2004.

On June 30, 2003, Aur repaid the $35 million convertible debenture owed to Teck Cominco Limited ("Teck Cominco") with cash. The repayment eliminated the liability and equity portions of the convertible debenture, resulting in a $33.5 million reduction in shareholders' equity, reduced interest expense by $0.1 million, eliminated the accretion of the equity portion in shareholders' equity of $1.4 million and eliminated the cash interest payment to Teck Cominco of $1.5 million that would otherwise have been incurred pursuant to the debenture.

Under the terms of the purchase agreement for the Quebrada Blanca mine, Teck Cominco is entitled to a payment of $10.0 million per year (or after 2006 or the repayment of the senior notes, $2.5 million quarterly) to a maximum of $40.0 million should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No payment was required for this commitment in 2003. Based upon the actual average copper price for the first three quarters of 2004 and the period end forward copper price for the balance of the year, the average copper price for 2004 is expected to exceed the Adjusted Copper Price for 2004. Accordingly, a $10.0 million liability to Teck Cominco remains accrued at September 30, 2004 with a corresponding amount in property, plant and equipment assets at Quebrada Blanca, amortization for which would commence in 2005.

Property, plant and equipment

Investments in property, plant and equipment and mineral property development totalled $1.3 million and $4.4 million, respectively, in the third quarter and year to date 2004 compared to $1.4 million and $3.8 million, respectively, in 2003. Aur anticipates that expenditures on property, plant and equipment in 2004 will be as budgeted at $5.2 million, excluding any expenditures in 2004 should development of the Duck Pond deposit commence in the fourth quarter of the year.

No new capital leases were entered into in the third quarter of 2004. In the second quarter of 2004, Quebrada Blanca entered into a capital lease to acquire a ninth new mine haulage truck, resulting in mine equipment under capital lease totalling a net $13.4 million at Quebrada Blanca. Mine equipment under capital lease at Quebrada Blanca increased in the first three quarters of 2003 by $6.1 million to a

net $14.5 million at September 30, 2003 as a result of the acquisition of three of the eight new mine haulage trucks required to complete the replacement of the existing fleet and a new loader and a drill. The replaced haulage fleet was disposed of for proceeds of $0.4 million in the first quarter of 2003.

Hedging

Aur's forward sale of 4.2 million and 45.8 million pounds of copper and matching call options at $0.83 per pound in the third quarter and year to date 2004, respectively, did not generate any net revenue. In the third quarter of 2003, revenues from the forward sale of 4.2 million pounds of copper at $0.83 per pound totalled $0.1 million and assisted Aur in realizing an average of $0.82 per pound of copper sold. In the first nine months of 2003, revenues from the forward sales of 45.8 million pounds of copper at $0.83 per pound totalled $3.5 million and assisted Aur in realizing an average of $0.80 per pound of copper sold. No revenue was realized from the matching call options that expired during the relevant periods in 2003. For the balance of 2004, Aur has sold forward and holds matching call options for 4.2 million pounds of copper at a price of $0.83 per pound. Aur, therefore, participates fully in copper prices above $0.83 per pound while remaining protected from prices below $0.83 for 4.2 million pounds of its remaining copper production in 2004. Aur does not have any other hedges.

Contingency

The disputed reassessment of guarantee fees issued by the Chilean Internal Revenue Service (the "IRS") to Compañía Minera Quebrada Blanca S.A. ("CMQB"), as described in note 11 to Aur's unaudited interim consolidated financial statements for the period ended September 30, 2004, has not been resolved to date. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that no amounts are owing to the IRS.

On behalf of the Board,

James W. Gill
President & Chief Executive Officer

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Aur's 2003 Annual Report and/or in Aur's Annual Information Form dated March 18, 2004 and filed with Canadian securities regulatory authorities. Such forward-looking statements include statements regarding financial results and expectations for 2004 and include estimates and/or assumptions in respect of copper production, copper prices and operating costs. There can be no assurance that such statements or assumptions will prove to be accurate as actual results and future events can differ materially.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Three months ended September 30

2004	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	308,116	659,799	1,827,664	n/a
Grade				
Copper (%)	2.45	0.79	1.21	n/a
Soluble copper (%)	n/a	0.67	1.08	n/a
Zinc (%)	2.33	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.84	-	-	n/a
Copper (pounds)				
Produced	4,815,000	10,462,000	39,393,000	54,670,000
Sold	4,815,000	11,016,000	40,513,000	56,344,000
Less: non-controlling interests	-	(3,305,000)	(4,051,000)	(7,356,000)
Net to Aur	4,815,000	7,711,000	36,462,000	48,988,000
Inventory	-	939,000	2,586,000	3,525,000
Other metals produced and sold				
Zinc (pounds)	3,933,000	-	-	3,933,000
Gold (ounces)	1,400	-	-	1,400
Silver (ounces)	43,000	-	-	43,000
Cost per pound of copper sold	$0.41	$0.57	$0.65	$0.61

2003	**Louvicourt**	**Andacollo**	**Quebrada Blanca**	**Total**
Ore (tonnes)	283,675	853,924	1,774,418	n/a
Grade				
Copper (%)	2.59	0.87	1.14	n/a
Soluble copper (%)	n/a	0.82	1.01	n/a
Zinc (%)	2.71	-	-	n/a
Gold (oz/t)	0.02	-	-	n/a
Silver (oz/t)	1.19	-	-	n/a
Copper (pounds)				
Produced	4,714,000	9,647,000	44,357,000	58,718,000
Sold	4,714,000	9,722,000	44,815,000	59,251,000
Less: non-controlling interests	-	(2,916,000)	(4,482,000)	(7,398,000)
Net to Aur	4,714,000	6,806,000	40,333,000	51,853,000
Inventory	-	74,000	1,206,000	1,280,000
Other metals produced and sold				
Zinc (pounds)	4,346,000	-	-	4,346,000
Gold (ounces)	1,200	-	-	1,200
Silver (ounces)	60,000	-	-	60,000
Cost per pound of copper sold	$0.44	$0.50	$0.49	$0.49

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 2,708,430 tonnes (2003–1,926,043 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

PRODUCTION STATISTICS
Nine months ended September 30

2004	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	910,935	2,356,992	5,247,671	n/a
Grade				
Copper (%)	2.77	0.78	1.23	n/a
Soluble copper (%)	n/a	0.67	1.08	n/a
Zinc (%)	2.05	-	-	n/a
Gold (oz/t)	0.03	-	-	n/a
Silver (oz/t)	0.88	-	-	n/a
Copper (pounds)				
Produced	16,044,000	33,369,000	123,248,000	172,661,000
Sold	16,044,000	33,132,000	123,468,000	172,644,000
Less: non-controlling interests	-	(9,940,000)	(12,347,000)	(22,287,000)
Net to Aur	16,044,000	23,192,000	111,121,000	150,357,000
Inventory	-	939,000	2,586,000	3,525,000
Other metals produced and sold				
Zinc (pounds)	10,387,000	-	-	10,387,000
Gold (ounces)	4,900	-	-	4,900
Silver (ounces)	142,000	-	-	142,000
Cost per pound of copper sold	$0.42	$0.53	$0.60	$0.57

2003	Louvicourt	Andacollo	Quebrada Blanca	Total
Ore (tonnes)	967,821	2,623,187	5,384,425	N/a
Grade				
Copper (%)	3.15	0.79	1.28	N/a
Soluble copper (%)	n/a	0.71	1.14	N/a
Zinc (%)	1.91	-	-	N/a
Gold (oz/t)	0.02	-	-	N/a
Silver (oz/t)	0.93	-	-	N/a
Copper (pounds)				
Produced	19,544,000	34,629,000	128,765,000	182,938,000
Sold	19,544,000	35,347,000	129,741,000	184,632,000
Less: non-controlling interests	-	(10,604,000)	(12,974,000)	(23,578,000)
Net to Aur	19,544,000	27,743,000	116,767,000	161,054,000
Inventory	-	74,000	1,206,000	1,280,000
Other metals produced and sold				
Zinc (pounds)	10,361,000	-	-	10,361,000
Gold (ounces)	4,600	-	-	4,600
Silver (ounces)	170,000	-	-	170,000
Cost per pound of copper sold	$0.44	$0.52	$0.48	$0.48

Notes:

1. Tonnes of ore milled at Louvicourt and stacked at Andacollo and Quebrada Blanca and all metal production figures are shown on a 100% basis with the exception of metal production figures for Louvicourt, which represents Aur's 30% joint venture interest. Net copper to Aur represents Aur's 30%, 70% and 90% beneficial interests in Louvicourt, Andacollo and Quebrada Blanca, respectively. At Quebrada Blanca, the ore is material stacked in the period and excludes 5,725,669 tonnes (2003–4,419,412 tonnes) of dump leach ore.

2. Cash operating cost per pound of copper sold includes smelting, refining, transportation and marketing costs, settlement adjustments, provisional pricing, and is net of by-product credits where applicable.

Aur RESOURCES INC.

Consolidated Statements of Operations
(in thousands of United States dollars except earnings per share)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Operating revenues				
Mining	**80,139**	50,507	**238,996**	150,663
Hedging	**-**	145	**-**	3,505
	80,139	50,652	**238,996**	154,168
Expenses				
Mining	**37,030**	31,226	**105,585**	95,548
Business development	**641**	565	**2,904**	2,248
Administration	**1,658**	1,553	**4,888**	4,098
Depreciation and amortization	**8,600**	9,052	**27,815**	29,828
Mine closure and site restoration	**785**	724	**1,842**	2,012
Interest on long-term debt	**2,110**	2,039	**6,352**	5,476
Bank financing costs written-off (note 5)	**-**	-	**-**	4,279
Stock-based compensation	**96**	67	**283**	226
Other expenses (revenues) (note 8)	**(55)**	101	**(498)**	1,119
	50,865	45,327	**149,171**	144,834
Earnings before taxes and non-controlling interests	**29,274**	5,325	**89,825**	9,334
Income and resource taxes	**(4,670)**	(1,466)	**(14,319)**	(3,478)
Earnings before non-controlling interests	**24,604**	3,859	**75,506**	5,856
Non-controlling interests	**(3,875)**	(803)	**(12,109)**	(1,797)
Net earnings for the period	**20,729**	3,056	**63,397**	4,059
Basic and diluted earnings per share (note 7(b))	**0.22**	0.03	**0.67**	0.04

Consolidated Statements of Retained Earnings
(in thousands of United States dollars)
(Unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Retained earnings – beginning of period	**82,335**	29,809	**39,667**	29,450
Net earnings for the period	**20,729**	3,056	**63,397**	4,059
Accretion of equity portion of convertible debt	**-**	-	**-**	(644)
Retained earnings – end of period	**103,064**	32,865	**103,064**	32,865

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Operations for the three months ended September 30
(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating revenues					
Mining	9,230	15,246	55,663	-	**80,139**
Hedging	-	-	-	-	**-**
	9,230	15,246	55,663	-	**80,139**
Expenses					
Mining	4,533	6,298	26,199	-	**37,030**
Business development	-	-	-	641	**641**
Administration	-	-	-	1,658	**1,658**
Depreciation and amortization	627	1,910	5,821	242	**8,600**
Mine closure and site restoration	21	168	596	-	**785**
Interest on long-term debt	-	-	-	2,110	**2,110**
Stock-based compensation	-	-	-	96	**96**
Other expenses (revenues)	54	113	457	(679)	**(55)**
	5,235	8,489	33,073	4,068	**50,865**
Earnings (loss) before taxes	3,995	6,757	22,590	(4,068)	**29,274**
Income and resource taxes	(1,895)	-	(4,111)	1,336	**(4,670)**
Earnings (loss) before non-controlling interests	2,100	6,757	18,479	(2,732)	**24,604**
Non-controlling interests	-	(2,027)	(1,848)	-	**(3,875)**
Net earnings (loss)	2,100	4,730	16,631	(2,732)	**20,729**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	6,319	7,852	36,336	-	50,507
Hedging	-	-	-	145	145
	6,319	7,852	36,336	145	50,652
Expenses					
Mining	4,452	4,824	21,950	-	31,226
Business development	-	-	-	565	565
Administration	-	-	-	1,553	1,553
Depreciation and amortization	728	1,965	6,180	179	9,052
Mine closure and site restoration	25	115	584	-	724
Interest on long-term debt	-	-	-	2,039	2,039
Stock-based compensation	-	-	-	67	67
Other expenses (revenues)	(2)	91	21	(9)	101
	5,203	6,995	28,735	4,394	45,327
Earnings (loss) before taxes	1,116	857	7,601	(4,249)	5,325
Income and resource taxes	(582)	(274)	(1,321)	711	(1,466)
Earnings (loss) before non-controlling interests	534	583	6,280	(3,538)	3,859
Non-controlling interests	-	(175)	(628)	-	(803)
Net earnings (loss)	534	408	5,652	(3,538)	3,056

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Operations for the nine months ended September 30
(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating revenues					
Mining	29,247	44,679	165,070	-	**238,996**
Hedging	-	-	-	-	**-**
	29,247	44,679	165,070	-	**238,996**
Expenses					
Mining	14,301	17,391	73,893	-	**105,585**
Business development	-	-	-	2,904	**2,904**
Administration	-	-	-	4,888	**4,888**
Depreciation and amortization	1,805	6,049	18,479	1,482	**27,815**
Mine closure and site restoration	101	338	1,403	-	**1,842**
Interest on long-term debt	-	-	-	6,352	**6,352**
Stock-based compensation	-	-	-	283	**283**
Other expenses (revenues)	(11)	63	221	(771)	**(498)**
	16,196	23,841	93,996	15,138	**149,171**
Earnings (loss) before taxes	13,051	20,838	71,074	(15,138)	**89,825**
Income and resource taxes	(5,796)	-	(12,498)	3,975	**(14,319)**
Earnings (loss) before non-controlling interests	7,255	20,838	58,576	(11,163)	**75,506**
Non-controlling interests	-	(6,251)	(5,858)	-	**(12,109)**
Net earnings (loss)	7,255	14,587	52,718	(11,163)	**63,397**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating revenues					
Mining	21,428	27,665	101,570	-	150,663
Hedging	-	-	-	3,505	3,505
	21,428	27,665	101,570	3,505	154,168
Expenses					
Mining	14,847	18,462	62,239	-	95,548
Business development	-	-	-	2,248	2,248
Administration	-	-	-	4,098	4,098
Depreciation and amortization	2,479	6,964	19,506	879	29,828
Mine closure and site restoration	98	404	1,510	-	2,012
Interest on long-term debt	-	-	-	5,476	5,476
Bank financing costs written-off	-	-	-	4,279	4,279
Stock-based compensation	-	-	-	226	226
Other expenses (revenues)	-	248	166	705	1,119
	17,424	26,078	83,421	17,911	144,834
Earnings (loss) before taxes	4,004	1,587	18,149	(14,406)	9,334
Income and resource taxes	(2,082)	(656)	(2,974)	2,234	(3,478)
Earnings (loss) before non-controlling interests	1,922	931	15,175	(12,172)	5,856
Non-controlling interests	-	(279)	(1,518)	-	(1,797)
Net earnings (loss)	1,922	652	13,657	(12,172)	4,059

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Balance Sheets (in thousands of United States dollars)	As at September 30 2004 (Unaudited) $	As at December 31 2003 $
Assets		
Current		
Cash	**160,467**	75,313
Receivables	**14,905**	12,187
Inventories and prepaid expenses (note 2)	**47,261**	44,552
	222,633	132,052
Property, plant and equipment	**280,405**	291,544
Future income and resource taxes	**7,721**	7,721
Long-term copper inventory and other (note 3)	**21,944**	22,265
	532,703	453,582
Liabilities and Shareholders' Equity		
Current		
Accounts payable and accrued liabilities	**20,215**	27,871
Current portion of obligation under capital lease	**5,179**	5,944
Copper price participation (note 4)	**10,000**	-
	35,394	33,815
Senior notes (note 6)	**125,000**	125,000
Obligation under capital lease	**9,822**	11,151
Obligation on properties purchased	**437**	437
Future income and resource taxes	**18,085**	6,422
Mine closure and site restoration	**22,204**	20,702
Non-controlling interests	**36,567**	34,755
	212,115	198,467
	247,509	232,282
Contingency (note 11)		
Shareholders' equity		
Share capital (note 7)	**178,052**	177,160
Contributed surplus – stock-based compensation	**594**	311
Cumulative translation adjustment	**3,484**	4,162
Retained earnings	**103,064**	39,667
	285,194	221,300
	532,703	453,582

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Balance Sheet Information as at
(in thousands of United States dollars)

September 30, 2004 (Unaudited)	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Assets					
Current					
Cash	556	1,416	32,089	126,406	**160,467**
Receivables	8,739	975	4,827	364	**14,905**
Inventories and prepaid expenses	383	10,081	36,410	387	**47,261**
	9,678	12,472	73,326	127,157	**222,633**
Property, plant and equipment	996	35,461	236,253	7,695	**280,405**
Future income and resource taxes	-	4,334	-	3,387	**7,721**
Long-term copper inventory and other	-	-	20,425	1,519	**21,944**
	10,674	52,267	330,004	139,758	**532,703**
Liabilities					
Current					
Accounts payable and accrued liabilities	1,309	2,428	10,665	5,813	**20,215**
Current portion of obligation under capital leases	-	1,556	3,623	-	**5,179**
Copper price participation	-	-	-	10,000	**10,000**
	1,309	3,984	14,288	15,813	**35,394**
Senior notes	-	-	-	125,000	**125,000**
Obligation under capital leases	-	186	9,636	-	**9,822**
Obligation on properties purchased	-	-	-	437	**437**
Future income and resource taxes	-	-	18,085	-	**18,085**
Mine closure and site restoration	1,663	4,088	15,770	683	**22,204**
Non-controlling interests	-	14,355	22,212	-	**36,567**
	2,972	22,613	79,991	141,933	**247,509**

December 31, 2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Assets					
Current					
Cash	303	1,205	10,928	62,877	75,313
Receivables	7,070	829	3,811	477	12,187
Inventories and prepaid expenses	523	8,117	35,645	267	44,552
	7,896	10,151	50,384	63,621	132,052
Property, plant and equipment	2,728	39,692	242,116	7,008	291,544
Future income and resource taxes	-	4,334	-	3,387	7,721
Long-term copper inventory and other	-	-	19,394	2,871	22,265
	10,624	54,177	311,894	76,887	453,582
Liabilities					
Current					
Accounts payable and accrued liabilities	1,294	3,169	13,412	9,996	27,871
Current portion of obligation under capital lease	-	2,629	3,315	-	5,944
	1,294	5,798	16,727	9,996	33,815
Senior notes	-	-	-	125,000	125,000
Obligation under capital leases	-	365	10,786	-	11,151
Obligation on properties purchased	-	-	-	437	437
Future income and resource taxes	-	-	6,422	-	6,422
Mine closure and site restoration	1,472	3,870	14,695	665	20,702
Non-controlling interests	-	14,171	20,584	-	34,755
	2,766	24,204	69,214	136,098	232,282

See accompanying notes to interim consolidated financial statements.

AUR RESOURCES INC.

Consolidated Statements of Cash Flow (in thousands of United States dollars) (Unaudited)	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Operating activities				
Net earnings for the period	**20,729**	3,056	**63,397**	4,059
Non-cash items -				
Depreciation and amortization	**8,600**	9,052	**27,815**	29,828
Future income and resource taxes	**3,298**	1,282	**11,663**	2,805
Mine closure and site restoration	**785**	724	**1,842**	2,012
Gain on disposal of property, plant and equipment	**(29)**	(206)	**(48)**	(496)
Interest on obligation on property purchased	**13**	48	**387**	553
Bank financing costs written-off	**-**	-	**-**	4,279
Gain on sale of marketable securities	**(38)**	-	**(38)**	-
Stock-based compensation	**96**	67	**283**	226
Non-controlling interests	**3,875**	803	**12,109**	1,797
	37,329	14,826	**117,410**	45,063
Net change in non-cash working capital items (note 9)	**(5,768)**	(3,588)	**(11,182)**	(6,587)
	31,561	11,238	**106,228**	38,476
Financing activities				
Senior notes proceeds	**-**	-	**-**	125,000
Senior notes financing costs (note 6)	**-**	-	**-**	(1,749)
Repayments of bank loan (note 5)	**-**	-	**-**	(120,532)
Repayment of convertible debt	**-**	-	**-**	(35,000)
Repayments of capital leases	**(967)**	(880)	**(3,721)**	(2,611)
Payments of non-controlling interests	**(2,280)**	-	**(10,297)**	-
Common shares issued	**69**	1,232	**892**	2,189
Accretion of equity portion of convertible debt	**-**	-	**-**	(644)
Other	**(669)**	169	**(1,452)**	5
	(3,847)	521	**(14,578)**	(33,342)
Investing activities				
Property, plant and equipment	**(997)**	(871)	**(3,637)**	(2,509)
Mineral property development	**(321)**	(564)	**(741)**	(1,298)
Principal payment on property purchased	**-**	-	**(2,250)**	(2,250)
Proceeds on disposal of property, plant and equipment	**32**	440	**94**	1,044
Proceeds on sale of marketable securities	**38**	-	**38**	-
	(1,248)	(995)	**(6,496)**	(5,013)
Increase in cash for the period	**26,466**	10,764	**85,154**	121
Cash – beginning of period	**134,001**	47,226	**75,313**	57,869
Cash – end of period	**160,467**	57,990	**160,467**	57,990

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the three months ended September 30

(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating activities					
Net earnings (loss)	2,100	4,730	16,631	(2,732)	**20,729**
Non-cash items	1,963	4,112	11,563	(1,038)	**16,600**
	4,063	8,842	28,194	(3,770)	**37,329**
Net change in non-cash working capital items	693	(854)	(3,580)	(2,027)	**(5,768)**
	4,756	7,988	24,614	(5,797)	**31,561**
Financing activities					
Repayments of capital leases	-	-	(967)	-	**(967)**
Payments of non-controlling interests	-	(2,280)	-	-	**(2,280)**
Common shares issued	-	-	-	69	**69**
Other	-	-	(1,030)	361	**(669)**
	-	(2,280)	(1,997)	430	**(3,847)**
Investing activities					
Property, plant and equipment	-	(569)	(402)	(26)	**(997)**
Mineral property development	-	-	-	(321)	**(321)**
Principal payment on property purchased	-	-	-	-	**-**
Other	32	-	-	38	**70**
	32	(569)	(402)	(309)	**(1,248)**
Intersegment distributions	(4,518)	(5,353)	(251)	10,122	**-**
Increase (decrease) in cash for the period	270	(214)	21,964	4,446	**26,466**
Cash – beginning of period	286	1,630	10,125	121,960	**134,001**
Cash – end of period	556	1,416	32,089	126,406	**160,467**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	534	408	5,652	(3,538)	3,056
Non-cash items	1,171	2,529	8,485	(415)	11,770
	1,705	2,937	14,137	(3,953)	14,826
Net change in non-cash working capital items	200	(766)	(1,126)	(1,896)	(3,588)
	1,905	2,171	13,011	(5,849)	11,238
Financing activities					
Capital lease principal payments	-	-	(880)	-	(880)
Common shares issued	-	-	-	1,232	1,232
Foreign exchange and other	-	-	-	169	169
	-	-	(880)	1,401	521
Investing activities					
Property, plant and equipment	-	(447)	(427)	3	(871)
Mineral property acquisition and development	-	-	-	(564)	(564)
Proceeds on disposal of property, plant and equipment	31	-	200	209	440
	31	(447)	(227)	(352)	(995)
Intersegment distributions	(1,910)	(1,847)	(325)	4,082	-
Increase (decrease) in cash for the period	26	(123)	11,579	(718)	10,764
Cash – beginning of period	511	2,461	8,632	35,622	47,226
Cash – end of period	537	2,338	20,211	34,904	57,990

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

Consolidated Segmented Information on Cash Flow for the nine months ended September 30
(in thousands of United States dollars)
(Unaudited)

2004	Louvicourt	Andacollo	Quebrada Blanca	Corporate	**Total**
	$	$	$	$	**$**
Operating activities					
Net earnings (loss)	7,255	14,587	52,718	(11,163)	**63,397**
Non-cash items	5,906	12,638	37,401	(1,932)	**54,013**
	13,161	27,225	90,119	(13,095)	**117,410**
Net change in non-cash working capital items	(1,515)	(2,852)	(4,528)	(2,287)	**(11,182)**
	11,646	24,373	85,591	(15,382)	**106,228**
Financing activities					
Repayments of capital leases	-	(1,276)	(2,445)	-	**(3,721)**
Payments of non-controlling interests	-	(6,066)	(4,231)	-	**(10,297)**
Common shares issued	-	-	-	892	**892**
Other	-	-	(1,030)	(422)	**(1,452)**
	-	(7,342)	(7,706)	470	**(14,578)**
Investing activities					
Property, plant and equipment	-	(2,497)	(1,064)	(76)	**(3,637)**
Mineral property development	-	-	-	(741)	**(741)**
Principal payment on property purchased	-	-	-	(2,250)	**(2,250)**
Other	47	-	40	45	**132**
	47	(2,497)	(1,024)	(3,022)	**(6,496)**
Intersegment distributions	(11,440)	(14,323)	(55,700)	81,463	**-**
Increase in cash for the period	253	211	21,161	63,529	**85,154**
Cash – beginning of period	303	1,205	10,928	62,877	**75,313**
Cash – end of period	556	1,416	32,089	126,406	**160,467**

2003	Louvicourt	Andacollo	Quebrada Blanca	Corporate	Total
	$	$	$	$	$
Operating activities					
Net earnings (loss)	1,922	652	13,657	(12,172)	4,059
Non-cash items	4,093	8,303	24,974	3,634	41,004
	6,015	8,955	38,631	(8,538)	45,063
Net change in non-cash working capital items	1,650	664	(8,721)	(180)	(6,587)
	7,665	9,619	29,910	(8,718)	38,476
Financing activities					
Senior notes proceeds	-	-	-	125,000	125,000
Senior notes financing costs	-	-	-	(1,749)	(1,749)
Convertible debt repayment	-	-	-	(35,000)	(35,000)
Principal repayment of bank loan	-	-	-	(120,532)	(120,532)
Capital lease principal payments	-	(1,177)	(1,434)	-	(2,611)
Common shares issued	-	-	-	2,189	2,189
Accretion of equity portion of convertible debt	-	-	-	(644)	(644)
Foreign exchange and other	-	-	-	5	5
	-	(1,177)	(1,434)	(30,731)	(33,342)
Investing activities					
Property, plant and equipment	-	(1,331)	(1,110)	(68)	(2,509)
Mineral property acquisition and development	-	-	-	(1,298)	(1,298)
Principal payment on property purchased	-	-	-	(2,250)	(2,250)
Proceeds on disposal of property, plant and equipment	34	-	800	210	1,044
	34	(1,331)	(310)	(3,406)	(5,013)
Intersegment distributions	(7,568)	(5,771)	(20,534)	33,873	-
Increase (decrease) in cash for the period	131	1,340	7,632	(8,982)	121
Cash – beginning of period	406	998	12,579	43,886	57,869
Cash – end of period	537	2,338	20,211	34,904	57,990

See accompanying notes to interim consolidated financial statements.

Aur RESOURCES INC.

AUR RESOURCES INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine month periods ended September 30, 2004 and 2003
(in thousands of United States dollars except where otherwise noted)
(Unaudited)

1. Accounting policies

The interim unaudited consolidated financial statements of Aur Resources Inc. ("Aur") have been prepared in accordance with accounting principles generally accepted in Canada using the same accounting policies as those disclosed in note 1 to Aur's audited consolidated financial statements for the year ended December 31, 2003. These interim unaudited consolidated financial statements should be read in conjunction with Aur's audited annual consolidated financial statements included in Aur's Annual Report for the year 2003.

Comparative figures for 2003 have been restated to reflect the changes in accounting policies disclosed in note 2 to Aur's audited consolidated financial statements for the year ended December 31, 2003. The changes which have been taken place are: the adoption of the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to accounting for asset retirement obligations and with respect to accounting for stock-based compensation in accordance with the fair value method rather than the intrinsic method. The comparative figures for 2003 have also been reclassified to conform to the presentation adopted for the current period.

2. Inventories and prepaid expenses

	September 30 2004	December 31 2003
	$	$
Cathode copper	**2,084**	1,941
In-process inventories	**32,992**	31,856
Mine supplies	**10,522**	9,820
Prepaid expenses	**1,663**	935
	47,261	44,552

3. Long-term copper inventory and other

	September 30 2004	December 31 2003
	$	$
Long-term in-process copper inventory	**18,747**	18,747
Deferred financing cost	**1,385**	1,574
Purchased call options	**134**	1,297
Other	**1,678**	647
	21,944	22,265

4. Copper price participation

Under the terms of the purchase agreement for the Quebrada Blanca mine, Teck Cominco Limited ("Teck Cominco") is entitled to a payment, within five business days after the end of the relevant period, of $10,000 per year (or after 2006 or the repayment of the senior notes, $2,500 quarterly) to a maximum of $40,000, should average yearly (or after 2006 or the repayment of the senior notes, quarterly) copper prices equal or exceed at the end of the relevant period a specified price per pound of copper, adjusted for United States inflation (the "Adjusted Copper Price"), until December 31, 2012, which price at December 31, 2003 was $1.19 per pound. No accrual had been required for this commitment to December 31, 2003. Based upon the actual average copper price for the first three quarters of 2004 and the period end forward copper price for the balance of the year, the average copper price for 2004 is calculated to exceed the Adjusted Copper Price for 2004. Accordingly, a $10,000 liability to Teck Cominco has been accrued at September 30, 2004 with a corresponding amount in property, plant and equipment assets at Quebrada Blanca.

5. Bank loan

The bank loan was fully repaid on March 10, 2003 from the proceeds from the issuance of the senior notes (note 6). Upon repayment of the bank loan, Aur incurred a one-time non-cash charge to earnings of $4,279 for the unamortized balance of capitalized financing costs associated with the original $170,000 bank loan.

6 Senior notes

Aur completed a $125,000 private placement of senior unsecured notes on March 10, 2003, which bear interest at 6.75% and are repayable in four equal annual principal repayments commencing on March 11, 2007. Proceeds from the issuance of the senior notes, net of $1,749 of financing costs, were primarily used to fully repay the balance outstanding of Aur's bank loan (note 5).

7. Share capital, earnings per share and stock-based compensation

(a) Issued and outstanding

	2004		2003	
	Shares	**Amount**	Shares	Amount
	# 000's	**$**	# 000's	$
Common shares				
Balance – beginning of period	**93,849**	**177,160**	92,452	174,333
Share purchase options exercised	**446**	**892**	447	957
Balance – end of period	**94,295**	**178,052**	92,899	175,290

Aur RESOURCES INC.

(b) Earnings per common share

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
(i) Basic				
Numerator				
Net earnings	**20,729**	3,056	**63,397**	4,059
Accretion of equity portion of convertible debt charged to retained earnings, net of tax	**-**	-	**-**	(417)
Income available to shareholders	**20,729**	3,056	**63,397**	3,642
Denominator (# 000's)				
Weighted average number of shares	**94,156**	92,888	**94,156**	92,888
Basic earnings per share	**0.22**	0.03	**0.67**	0.04
(ii) Diluted				
Numerator				
Income available to shareholders	**20,729**	3,056	**63,397**	3,642
Denominator (# 000's)				
Weighted average number of shares	**94,156**	92,888	**94,156**	92,888
Potential incremental issuance from stock-based compensation	**101**	10	**101**	10
Potential issuance of shares from purchase options	**1,134**	931	**1,134**	931
	95,391	93,829	**95,391**	93,829
Diluted earnings per share	**0.22**	0.03	**0.67**	0.04

(c) Stock-based compensation plans

At September 30, 2004, Aur had one stock-based compensation plan, a common share purchase option plan (the "Plan"), which is described below. Effective January 1, 2003, Aur adopted the recommendations of the CICA with respect to stock-based compensation and commenced to expense stock options granted since January 1, 2003 using the fair value method. Previously, Aur had applied the intrinsic value based method of accounting for stock-based compensation awards granted to employees.

The Plan is for directors, officers and senior management personnel of Aur. Options under the Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of Aur. Options granted under the Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof as to a proportionate part of the aggregate number of shares subject to the option over a specified term. Except in specified circumstances, options are not assignable and terminate upon the optionee ceasing to be employed by or associated with Aur. The terms of the Plan further provide that the price at which shares may be issued under the Plan cannot be less than the market price of the shares when the relevant options are granted.

Aur RESOURCES INC.

Aur's common shares are listed on the Toronto Stock Exchange and trade in Canadian dollars ("CDN"). The following table summarizes information regarding Aur's outstanding and exercisable common share purchase options as at September 30, 2004:

	Outstanding			Exercisable	
Range of exercise prices per share	**Shares**	**Weighted average months remaining**	**Weighted average exercise price per share**	**Shares**	**Weighted average exercise price per share**
CDN$	**# 000's**	**#**	**CDN$**	**# 000's**	**CDN$**
1.96 to 2.25	**965**	**10**	**2.10**	**891**	**2.11**
2.26 to 2.95	**110**	**19**	**2.37**	**95**	**2.35**
3.30 to 4.98	**963**	**39**	**3.65**	**624**	**3.69**
5.60 to 6.75	**393**	**54**	**6.02**	**79**	**5.83**
	2,431			**1,689**	

The number of stock options outstanding at September 30, 2004 represents 2.6% of Aur's issued and outstanding common shares.

The following table summarizes information regarding Aur's common share purchase options as at and for the periods ended September 30, 2004:

	Three months ended		**Nine months ended**	
	Shares	Weighted average exercise price per share	**Shares**	**Weighted average exercise price per share**
	# 000's	CDN$$	**# 000's**	**CDN$**
Balance – beginning of period	2,371	3.24	**2,553**	**2.85**
Granted	100	5.66	**372**	**6.05**
Exercised	(40)	2.21	**(447)**	**2.53**
Expired	-	-	**(47)**	**4.85**
Balance – end of period	2,431		**2,431**	

For purposes of stock-based compensation, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants as follows: dividend yield of 0% (2003 – 0%), expected volatility of 44% (2003 – 42%), risk-free interest rate of 2.7% (2003 – 3.4%) and expected life of 36 months (2003 – 24 months).

8. Other expenses (revenues)

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Interest on obligation under capital leases	**195**	265	**585**	739
Interest and other income	**(1,014)**	(176)	**(2,138)**	(1,204)
Interest and financing costs	**30**	160	**489**	981
Foreign exchange	**692**	261	**183**	724
Gain on disposal of property, plant and equipment	**(29)**	(206)	**(48)**	(496)
Gain on sale of marketable securities	**(38)**	-	**(38)**	-
Miscellaneous	**109**	(203)	**469**	375
	(55)	101	**(498)**	1,119

9. Supplementary cash flow information

	Three months ended September 30		Nine months ended September 30	
	2004	2003	**2004**	2003
	$	$	**$**	$
Net change in non-cash working capital:				
Receivables	**(806)**	1,052	**(2,718)**	4,089
Inventories	**(1,176)**	(2,879)	**(2,709)**	(4,507)
Accounts payable and accrued liabilities	**(3,786)**	(1,761)	**(5,755)**	(6,169)
	(5,768)	(3,588)	**(11,182)**	(6,587)
Other information:				
Interest paid	**4,219**	4,219	**8,439**	5,774
Income, resource and capital taxes paid	**835**	183	**1,906**	791

Included in accounts payable and accrued liabilities is the current portion of obligation on properties purchased.

10. Fair value of financial instruments

The carrying amounts of cash, accounts receivable and current liabilities approximate their fair value due to the short-term maturities of these instruments. Aur's carrying cost of its portfolio of marketable securities is $nil while the market value as at September 30, 2004 was $1,150 (2003 – $974). Aur's metal settlements receivable are based on fair values as at September 30, 2004 and 2003. The estimated fair value of Aur's forward sales and purchased copper call options based on copper prices as at September 30, 2004 was a loss of $421 (2003 – gain of $842).

Aur RESOURCES INC.

11. Contingency

The Chilean Internal Revenue Service (the "IRS") has issued to Compañía Minera Quebrada Blanca S.A. ("CMQB"), a Chilean indirect subsidiary of Aur that owns the Quebrada Blanca mine, a notice of reassessment for guarantee fee deductions claimed by CMQB for years up to and including 1997. The deductions for guarantee fees totalled $17,531 and relate to third party bank loans to CMQB guaranteed by a previous shareholder of CMQB, Teck Cominco. As part of Aur's acquisition of its interest in CMQB in November 2000, Aur Resources Inc. purchased from Teck Cominco the $17,531 of guarantee fees then owed by CMQB. In 2003, CMQB paid to Aur Resources Inc. the full amount of the guarantee fees. The IRS has reassessed CMQB to disallow the deduction by CMQB of $17,531 in years up to and including 1997, thereby reducing by the same amount tax loss carryforwards that would otherwise be available to CMQB. In addition, the IRS has reassessed CMQB for withholding taxes of $9,440 also relating to the payment of the guarantee fees in 2003. It is the opinion of management and CMQB's legal counsel that CMQB's income tax filings to 1997 with respect to the guarantee fees are correct and that the payment of the guarantee fees in 2003 does not attract withholding taxes. CMQB is not required to prepay any amounts related to the reassessments. Should the IRS reassessment not be overturned, however, interest would be due on the $9,440 of withholding taxes. At this time, the outcome of the resolution of this reassessment cannot be determined and, accordingly, the loss, if any, has not been recorded in the consolidated financial statements; however, should CMQB ultimately be unsuccessful in overturning the reassessment, Aur would record a pre-tax charge to earnings equal to its proportionate share of CMQB's expense of $9,440 plus interest. Aur intends to vigorously contest this reassessment.